UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                          CERTIFICATE
Exelon Corporation                                             OF
File No. 70-9693                                          NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1"), and the Securities and Exchange Commission's merger, financing and investment orders. This certificate reports activity in File No. 70-9693 for the period January 1, 2004 through March 31, 2004. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Order - The sales of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale:

         None.

2. Order - The total number of shares of Exelon common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including employee benefit plans or dividend reinvestment plans hereafter adopted:

         Options granted during the quarter:  3,494,344

3. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

         None.

4. Order - If a guarantee is issued, (where such guaranty is not exempt under Rule 52) during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty:

 --------------- -------------- -------------- ------------- -----------------
     Guarantor      Beneficiary   Amount         Term          Purpose
 --------------- -------------- -------------- ------------- -----------------
 Exelon Corp.    ComEd               $605,000     12 months      Surety bonds
 --------------- -------------- -------------- ------------- -----------------
 Exelon Corp.    Generation       $57,000,000     12 months     Energy trading
 --------------- -------------- -------------- ------------- -----------------
 Exelon Corp.    PECO                $640,000     12 months      Surety bonds
 --------------- -------------- -------------- ------------- -----------------
 Exelon Corp.    Enterprises      $16,200,000     12 months      Surety bonds
 --------------- -------------- -------------- ------------- -----------------


5. Order - The amount and terms of any Exelon indebtedness issued during the quarter:

         Exelon issued commercial paper during the quarter at an average interest rate of 1.05%. Exelon had $70 million in commercial paper outstanding at March 31, 2004.

6. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter:

         a. Overnight commercial paper issued through Bank One on behalf of PECO during the first quarter: Daily balances ranged from $-0- to $175 million at an average interest rate of 1.02%.

         b. Overnight commercial paper issued through Bank One on behalf of ComEd during the first quarter: None.

         c.       Exelon,  ComEd,  PECO and  Generation  maintain a $750 million
                  364-day credit facility and a $750 million 3-year credit facility to support commercial paper issuances. At March 31, 2004, sublimits under the credit facility were $550 million, $100 million, $250 million and $600 million for Exelon, ComEd, PECO and Generation, respectively. Exelon, ComEd, PECO and Generation had approximately $529 million, $66 million, $221 million and $449 million of available capacity under the credit facilities at March 31, 2004. At March 31, 2004, commercial paper outstanding was $70 million, $81 million and $165 million at Exelon, PECO and Generation, respectively. ComEd did not have any commercial paper outstanding at March 31, 2004.

         d.       Other: None.

         e. Contributions to and loans from the Utility Money Pool: The activity below reflects contributions to and loans from the Money Utility Pool for the quarter ending March 31, 2004.

       Contributions to the Utility Money Pool

        -------------------- ------------------------ --------------------
        Company            Maximum Daily Contribution  Average Interest Rate
        -------------------- ------------------------ --------------------
        ComEd of Indiana                 $20,500,000                0.931%
        -------------------- ------------------------ ---------------------
        ComEd                           $487,000,000               1.0009%
        -------------------- ------------------------ ---------------------
        PECO                            $162,000,000                 .996%
        -------------------- ------------------------ ---------------------

       Loans from the Utility Money Pool

        -------------------- ------------------------ --------------------
        Company            Maximum Daily Borrowing    Average Interest Rate
        -------------------- ------------------------ --------------------
        ComEd                            $20,500,000                0.931%
        -------------------- ------------------------ --------------------
        Generation                      $407,000,000                1.008%
        -------------------- ------------------------ --------------------
        EBSC                            $197,000,000                1.005%
        -------------------- ------------------------ --------------------


7. Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52 (see U-6B-2 requirement in number 10 below regarding reports of issuances that are exempt):

         None.

8.       Order  -  The  notional   amount  and  principal  terms  of  any  Hedge
         Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto:

         In the first quarter of 2004, PECO entered into a forward starting swap to hedge interest rate exposure associated with future debt issuances. The swap is designated as a cash-flow hedge that attempts to minimize the variability of the future interest expense associated with changes in the 3-month LIBOR rate. A table summarizing the forward starting swap transaction that was entered into in the first quarter is below. The transaction was unwound prior to the associated debt issuance during the second quarter 2004.



       --------------------------------------------------------------------------------------------------
           Exelon          Trade         Effective        Notional          Term        Counterparty
           Entity           Date           Date            Amount
       --------------------------------------------------------------------------------------------------
            PECO          03/08/04       04/30/04        $75,000,000       30 year        JP Morgan



9. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter:

         Generation contributed $31.2 million of capital to Exelon New England Holdings, LLC.

         Exelon New England Holdings, LLC contributed $31.2 million to Boston Generating, LLC.

10. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

         See Exhibit B.

11. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter:

         See Form 10-Q for the quarter ended March 31, 2004 for Exelon, PECO and Generation, Commission file numbers 1-16169, 1-1401 and 333-85496, respectively.

12.      Order - A table showing,  as of the end of the quarter,  the dollar and
         percentage   components  of  the  capital  structure  of  Exelon  on  a consolidated basis and of each Utility Subsidiary.


          -------------------------------- ----------------- ------------

          Exelon                           Amount            Ratio
          ------
          -------------------------------- ----------------- ------------

          Common Equity                              $8,699          35%
          -------------------------------- ----------------- ------------

          Preferred Securities and                      144           1%
          Minority Interests
          -------------------------------- ----------------- ------------

          Long-Term     Debt    (includes            15,936          63%
          current maturities)
          -------------------------------- ----------------- ------------

          Short-Term Debt                               316           1%
          -------------------------------- ----------------- ------------

          Total Capitalization                      $25,095       100.0%
          -------------------------------- ----------------- ------------



          ------------------------------- ------------------ ------------

          ComEd                           Amount             Ratio
          -----
          ------------------------------- ------------------ ------------

          Common Equity                              $6,445          51%
          ------------------------------- ------------------ ------------

          Preferred Securities                            7         0.1%
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              6,175          49%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                      $12,627       100.0%
          ------------------------------- ------------------ ------------




          ------------------------------- ------------------ ------------

          PECO                            Amount             Ratio
          ----
          ------------------------------- ------------------ ------------

          Common Equity                              $1,006          16%
          ------------------------------- ------------------ ------------

          Preferred                                      87           1%
          ------------------------------- ------------------ ------------

          ------------------------------- ------------------ ------------
          Long-Term    Debt    (includes              5,305          82%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt                                81           1%
          ------------------------------- ------------------ ------------

          Total Capitalization                       $6,479       100.0%
          ------------------------------- ------------------ ------------




          ------------------------------- ------------------ ------------

          Generation                      Amount             Ratio
          ----------
          ------------------------------- ------------------ ------------

          Member's Equity                            $2,842          41%
          ------------------------------- ------------------ ------------

          Minority Interest                              59           1%
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              3,664          53%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt                               391           5%
          ------------------------------- ------------------ ------------

          Total Capitalization                       $6,956       100.0%
          ------------------------------- ------------------ ------------




          ------------------------------- ------------------ ------------

          ComEd Indiana                   Amount             Ratio
          -------------
          ------------------------------- ------------------ ------------

          Common Equity                                 $33       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                          $33       100.0%
          ------------------------------- ------------------ ------------

13. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         Retained Earnings analysis at March 31, 2004 (in millions).

        ----------------------------------- --------------------------------
        Exelon                                          Amount
        ------
        ----------------------------------- --------------------------------
        Beginning Balance                                            $2,320
        ----------------------------------- --------------------------------
        Net Income                                                      406
        ----------------------------------- --------------------------------
        Dividends:
        ----------------------------------- --------------------------------

        ----------------------------------- --------------------------------
           Common Stock                                               (180)
        ----------------------------------- --------------------------------
        Ending Balance                                               $2,544
        ----------------------------------- --------------------------------



        ----------------------------------- --------------------------------
        PECO                                            Amount
        ----
        ----------------------------------- --------------------------------
        Beginning Balance                                              $546
        ----------------------------------- --------------------------------
        Net Income                                                      131
        ----------------------------------- --------------------------------
        Dividends:
        ----------------------------------- --------------------------------
           Common Stock                                                (90)
        ----------------------------------- --------------------------------
           Preferred Stock                                              (1)
        ----------------------------------- --------------------------------
        Ending Balance                                                 $586
        ----------------------------------- --------------------------------


        ComEd                                           Amount
        -----
        ----------------------------------- --------------------------------
        Beginning Balance                                              $883
        ----------------------------------- --------------------------------
        Net Income                                                      182
        ----------------------------------- --------------------------------
        Dividends:
        ----------------------------------- --------------------------------
           Common Stock                                               (103)
        ----------------------------------- --------------------------------
        Ending Balance (a)                                             $962
        ----------------------------------- --------------------------------

       (a) As of March 31, 2004, ComEd had appropriated $709 million of retained earnings for future dividend payments.

        ----------------------------------- --------------------------------
        ComEd of Indiana                                Amount
        ----------------------------------- --------------------------------
        Beginning Balance                                                $2
        ----------------------------------- --------------------------------
        Net Income
        ----------------------------------- --------------------------------
        Dividends:
        ----------------------------------- --------------------------------
           Common Stock
        ----------------------------------- --------------------------------
        Ending Balance                                                   $2
        ----------------------------------- --------------------------------




        ----------------------------------- --------------------------------
                 Generation                             Amount
        -------------------
        ----------------------------------- --------------------------------
        Beginning Balance                                              $602
        ----------------------------------- --------------------------------
        Net Income                                                       99
        ----------------------------------- --------------------------------
        Distribution to Member                                         (54)
        ----------------------------------- --------------------------------
        Ending Balance                                                 $647
        ----------------------------------- --------------------------------


14. Order - Future registration statements filed under the 1933 Act with respect to securities described in the Rule 24 certificate will be filed or incorporated by reference as exhibits to the Rule 24 Certificate.

         Exelon Generation filed an S-4 Registration Statement with the Securities and Exchange Commission on March 31, 2004, Registration No. 333-114060. The registration statement is an offer to exchange $500 million of Exelon Generation 5.35% Senior Notes originally issued under Rule 144A for $500 million of Exelon Generation 5.35% Senior Notes which have been registered under the Securities Act of 1933. The Registration Statement became effective on May 10, 2004.

15. A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 Certificates.

         None.

16.      Order - A  computation  in  accordance  with rule 53(a)  setting  forth
         Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority (i.e., $4 billion).

         Rule 53(a)  provides  that a  registered  holding  company's  aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At March 31, 2004, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,797 million, and accordingly, at March 31, 2004, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,203 million. At March 31, 2004, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $2,387 million.

17. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

         Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project

18. Order - Consolidated capitalization ratio of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

         At March 31, 2004, Exelon's consolidated capitalization ratio was: debt 63%, common equity 35%, short-tem debt 1%, and minority interests and preferred 1%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

19.      Order - The market-to-book ratio of Exelon's common stock.

         At March 31, 2004, the market-to-book ratio of Exelon's common stock was 2.64 to 1.

20. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the preceding quarter.

         Exelon Generation Company LLC owns three subsidiaries that were classified as "electric utility companies" under PUHCA: PECO Energy Power Co. ("Energy Power"), Susquehanna Power Co. ("Power") and Susquehanna Electric Co. ("Electric"). Energy Power is a Pennsylvania corporation and owns that portion of the Conowingo hydroelectric lying in Pennsylvania. Power is a Maryland corporation and owns the property in Maryland. Electric, also a Maryland corporation, operates the project under a 1926 lease and has the right to the electrical output of the dam. A fourth company in the chain, The Proprietors of the Susquehanna Canal, is inactive and is not an electric utility company. In March 2004, Energy Power, Power and Electric were converted into exempt wholesale generators. The investment in these companies is approximately $156 million.

21.      Order - Analysis of the growth in consolidated  retained  earnings that
         segregates   total  earnings   growth  of  EWGs  and  FUCOs  from  that
         attributable to other subsidiaries of Exelon.

         Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the first quarter, 2004

22. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

         Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the first quarter, 2004

23. Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Generation and Enterprises.

         Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises. See Form 10-K for Generation filed on February 20, 2004


24. Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

         Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a
         description   of

         Development Activities and amount expended on Development Activities during the quarter just ended

25. Order - A narrative description of each investment made during the quarter just ended including:


          o    Name of the company and its immediate parent;
          o Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries;
          o Type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy related Subsidiary, Intermediate Subsidiary, Financing Subsidiary);
          o With respect to Intermediate Subsidiaries and Financing Subsidiaries, the name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter; and
          o With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the location (countries) where it does business.



--------------- --------------- ---------------- -------------------- ------------- --------------------------
  Immediate       Company /         Type of           Method of          Amount              Purpose
    Parent        Subsidiary       Company /         Investment
                                  Subsidiary
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          EBSC            Service company  Revolving credit     $133,500,000  Operating funds
                                                 loan
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Generation      AmerGen         EWG              Revolving credit     $20,000,000   Operating funds
                                                 loan                 One month
                                                                      LIBOR +
                                                                      .625%
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Generation      Exelon Energy   Rule 58          Revolving credit     $75,000,000   Operating funds
                Company                          loan                 One month
                                                                      LIBOR +
                                                                      .625%
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Generation      Exelon New      Intermediate     Capital              $31,229,104   Operating funds
                England         Company          contribution
                Holdings., LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Boston          Intermediate     Capital              $31,229,104   Operating funds
England         Generating,     Company          contribution
Holdings., LLC  LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Boston          Mystic          EWG              Capital              $26,918,373   Operating funds
Generating,     Development,                     contribution
LLC             LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Boston          Fore River      EWG              Capital              $4,310,731    Operating funds
Generating,     Development,                     contribution
LLC             LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Ventures        Enterprises     Intermediate     Revolving credit     $20,000,000   Operating funds
                                company          loan
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Generation      Exelon          Rule 58          Revolving credit     $500,000      Operating funds
                PowerLabs, LLC                   loan                 One month
                                                                      LIBOR plus
                                                                      .625%
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Enterprises     Exelon          Holding          Revolving credit     $350,000      Provide operating funds
                Enterprises     company for      loan                 LIBOR plus
                Management,     ETCs                                  50 basis
                Inc.                                                  points
--------------- --------------- ---------------- -------------------- ------------- --------------------------




                                       9

--------------- --------------- ---------------- -------------------- ------------- --------------------------
Enterprises     F&M Holdings,   Rule 58          Revolving credit     $7,875,000    Provide operating funds
                Company, LLC                     loan
--------------- --------------- ---------------- -------------------- ------------- --------------------------
F&M Holdings,   II Services,    Rule 58          Revolving credit     $320,000      Provide operating funds
Company, LLC    LLC                              loan
--------------- --------------- ---------------- -------------------- ------------- --------------------------



26. Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

1.       Exelon Energy Company
         Effective January 1, 2004, Exelon effectuated the transfer of Exelon Energy Company from Enterprises to Generation. Exelon Energy Company and its two subsidiaries, AllEnergy Gas and Electric Marketing Co., LLC and Texas Ohio Gas, Inc., provide gas and electric services at retail to commercial and industrial customers. The transaction had no impact on the assets and liabilities of Exelon Energy Company. Beginning in 2004, Exelon Energy Company's assets and liabilities and results of operations are included in Generation's financial statements.

         The following table represents the assets and liabilities that were transferred to Generation (in millions): Current assets (including $5 million of cash $89 Property, plant and equipment 2 Deferred debits and other assets 13 Current liabilities (96) Deferred credits and other liabilities (10) Accumulated other comprehensive loss (2) Member's equity 4

2.       Exelon Investment Holdings, LLC
         Exelon contributed its interests in the investments below to Exelon Investment Holdings, LLC (in millions):

         Boston Financial Institutional Tax Credit X, LP               $4
         Boston Capital Corporate Tax Fund XIV                         17
         Boston Financial Institutional Tax Credit XIX, LP              7
         Boston Financial Institutional Tax Credit XXI, LP             14
         Related Corporate Partners IV, LP                              4
         Related Corporate Partners XII, LP                            12
         Related Corporate Partners XIV, LP                             4
         Summit Corporate Tax Credit Fund II, LP                        3
         USA Institutional Tax Credit Fund XXII, LP                     7

3.       Nuclear Decommissioning Trusts
         Generation  contributed  its  nuclear   decommissioning  trust  assets,
         related  tax   liabilities  and  investments  in  subsidiaries  to  the
         following companies:



                                         Trust         Investments in        Taxes
Subsidiary                               Assets         Subsidiaries        Payable         Capital
----------                               ------         ------------        -------         -------
Exelon Generation Consolidation, LLC  $ 2,795,920         $ 496,141     $(1,120,569)    $(2,171,492)
Limerick 1 NQF, LLC                         2,533                              (124)         (2,409)
Limerick 2 NQF, LLC                         3,377                              (517)         (2,860)
PeachBottom 1 NQF, LLC                     19,938                            (1,505)        (18,433)
PeachBottom 2 NQF, LLC                     31,515                            (2,009)        (29,506)
PeachBottom 3 NQF, LLC                     37,432                            (2,830)        (34,602)
Dresden 1 NQF, LLC                         69,613                           (26,038)        (43,575)
Dresden 2 NQF, LLC                        110,629                           (43,457)        (67,172)
Dresden 3 NQF, LLC                        108,894                           (42,575)        (66,319)
LaSalle 1 NQF, LLC                         17,389                            (6,821)        (10,568)
LaSalle 2 NQF, LLC                          8,838                            (3,478)         (5,360)
Byron 1 NQF, LLC                            3,572                            (1,440)         (2,132)
Byron 2 NQF, LLC                            9,632                            (3,793)         (5,839)
Braidwood 1 NQF, LLC                        6,809                            (2,705)         (4,104)
Braidwood 2 NQF, LLC                        4,944                            (1,979)         (2,965)
Quad Cities 1 NQF, LLC                     63,998                           (25,118)        (38,880)
Quad Cities 2 NQF, LLC                     67,858                           (26,637)        (41,221)
Salem 1 NQF, LLC                           18,170                            (1,406)        (16,764)
Salem 2 NQF, LLC                           12,392                            (1,083)        (11,309)
Zion 1 NQF, LLC                            70,638                           (27,715)        (42,923)
Zion 2 NQF, LLC                            78,155                           (30,679)        (47,476)
AmerGen Consolidation, LLC                542,460           619,290          (5,527)     (1,156,223)
AmerGen TMI NQF, LLC                      162,563                                 -        (162,563)
AmerGen Clinton NQF, LLC                  160,957                                 -        (160,957)
AmerGen Oyster Creek NQF, LLC             298,718                                 -        (298,718)




27. Order - A chart showing, as of the end of such quarterly period and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.



   Exelon Corporation Subsidiaries and Investments
   As of March 31, 2004
                                                  Common    Parent       Other                  PUHCA
                                                  Shares    Voting      Voting             Type of Business
    Tier Company name                              Owned     Power       Power              And Authority
    ---- ----------------------------------      -------   -------     -------    -------------------------------
         Exelon Corporation                                                        Public Utility Holding Company
     1   Exelon Business Services Company                 1 100.00%                Subsidiary Service Company
     1   Unicom Resources, Inc.                         100 100.00%                Inactive
     1   Unicom Assurance Company, Ltd. *                NA 100.00%                Approved in Merger Order
                                                                                   (Captive Insurance Company)
     1   Exelon Investment Holdings, LLC                 NA 100.00%                Intermediate Subsidiary
     2   Boston Financial Institutional Tax              NA 10.72%                 Approved in Merger Order (tax
         Credit Fund X                                                             advantaged transactions -
                                                                                   housing)
     2   Boston Financial Institutional Tax              NA 43.69%                 Approved in Merger Order (tax
         Credit Fund XIV                                                           advantaged transactions -
                                                                                   housing)
     2   Boston Financial Institutional Tax              NA 14.19%                 Approved in Merger Order (tax
         Credit Fund XIX                                                           advantaged transactions -
                                                                                   housing)
     2   Boston Financial Institutional Tax              NA 34.54%                 Approved in Merger Order (tax
         Credit Fund XXI                                                           advantaged transactions -
                                                                                   housing)
     2   Related Corporate Partners XII, L.P.            NA 36.03%                 Approved in Merger Order (tax
                                                                                   advantaged transactions -
                                                                                   housing)
     2   Related Corporate Partners XIV, L.P.            NA 15.99%                 Approved in Merger Order (tax
                                                                                   advantaged transactions -
                                                                                   housing)
     2   Summit Corporate Tax Credit Fund II             NA 33.00%                 Approved in Merger Order (tax
                                                                                   advantaged transactions -
                                                                                   housing)
     2   USA Institutional Tax Credit Fund XXII          NA 24.49%                 Approved in Merger Order (tax
                                                                                   advantaged transactions -
                                                                                   housing)
     1   Exelon Capital Trust I *                       N/A 100.00%                Financing company
     1   Exelon Capital Trust II *                      N/A 100.00%                Financing company
     1   Exelon Capital Trust III *                     N/A 100.00%                Financing company
     1   Unicom Investment, Inc.                        100 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     2   Scherer Holdings 1, LLC                         NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     2   Scherer Holdings 2, LLC                         NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     2   Scherer Holdings 3, LLC                         NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     2   Spruce Holdings G.P. 2000, LLC                  NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     2   Spruce Holdings L.P. 2000, LLC                  NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)


                                       11




     3   Spruce Equity Holdings, L.P.                    NA 99.00%  Spruce LP      Approved in Merger Order (Tax
                                                                                   advantaged transactions)
                                                         NA 1.00% Spruce GP
     4   Spruce Holdings Trust                           NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     2   Wansley Holdings 1, LLC                         NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     2   Wansley Holdings 2, LLC                         NA 100.00%                Approved in Merger Order (Tax
                                                                                   advantaged transactions)
     1   Exelon Ventures Company, LLC                    NA 100.00%                Public Utility Holding Company
                                                                                   First Tier
     2   Exelon SynFuel I, LLC                           NA 100.00%                Intermediate Subsidiary
     3   DTE Buckeye, LLC *                                 59.00%
     2   Exelon SynFuel II, LLC                          NA 100.00%                Intermediate Subsidiary
     3   DTE Belews Creek, LLC *                            99.00%
     2   Exelon Generation Company, LLC                  NA 100.00%                Public Utility Holding Company
                                                                                   Second Tier and Utility Company
     3   Exelon Generation Finance Company, LLC          NA 100.00%                Approved in Financing Order
                                                                                   (Financing)
     3   ExTex Retail Services Company, LLC              NA 100.00%                Rule 58 - 5
     3   Penesco Company, LLC                            NA 100.00%                Rule 58
     3   Port City Power, LLC *                          NA 100.00%                Approved in Investment Order
                                                                                   (Development Company)
     3   Southeast Chicago Energy Project, LLC           NA 100.00%                Exempt Wholesale Generator
     3   Concomber Ltd                                   NA 100.00%                Approved in Merger Order
                                                                                   (Captive Insurance Company)
     3   Cenesco Company, LLC                            NA 100.00%                Rule 58
     3   Exelon Allowance Management Company,            NA 100.00%                Rule 58
         LLC
     3   Susquehanna Electric Company                 1,000 100.00%                Utility Company
     3   Exelon SHC, Inc.                                NA 85.00%  Generation  -  Intermediate Subsidiary LP
                                                         NA 14.00% Peaker DG - GP
                                                         NA 1.00% Ventures - LP
     4   Keystone Fuels, LLC                             NA 20.99%                 Rule 58
     4   Conemaugh Fuels,  LLC                           NA 20.72%                 Rule 58
     4   EXRES, SHC, Inc. *                              NA 50.00%                 Intermediate Subsidiary
     5   ExRES Power Holdings, Inc.                         100.00%                Intermediate Subsidiary
     6   National Energy Development, Inc. *            100 100.00%                Intermediate Subsidiary
     6   Sithe Energies, Inc. *                             56.00%  Fossil HoldingsCombination Exempt Wholesale
                                                                                   Generator and  Rule 58
                                                             44.00% NEDI
     3   Nuclear US Holdings, Inc.                   73,000 100.00%                Intermediate Subsidiary
     4   Nuclear US Investments, LLC                     NA 100.00%                Intermediate Subsidiary
     4   Nuclear, Limited Partnership                    NA 99.00%  Nuclear US     Intermediate Subsidiary
                                                                    Holdings, Inc.
                                                                    as  LP
                                                         NA 1.00% Nuclear US
                                                                    Investments
                                                                    LLC, as GP
     5   AmerGen Energy Company, LLC                     NA 50.00%  Generation     Exempt Wholesale Generator
                                                         NA 50.00% Nuclear,
                                                                    Limited
                                                                    Partnership
     6   AmerGen Consolidation, LLC                      NA 100.00%                Intermediate Subsidiary
     6   AmerGen TMI NQF, LLC                            NA 100.00%                Intermediate Subsidiary
     6   AmerGen Oyster Creek NQF, LLC                   NA 100.00%                Intermediate Subsidiary
     6   AmerGen Clinton NQF, LLC                        NA 100.00%                Intermediate Subsidiary




                                       12

     3   PECO Energy Power Company                  984,000 100.00%                Electric Utility Company and
                                                                                   Registered Holding Company
     4   Susquehanna Power Company                1,273,000 100.00%                Electric Utility Company
     5   The Proprietors of the Susquehanna              NA 100.00%                Inactive
         Canal*
     3   Exelon Generation International, Inc. *         NA 100.00%                Intermediate Subsidiary
     3   Exelon Peaker Development General, LLC          NA 100.00%                Intermediate Subsidiary
     3   Exelon Peaker Development Limited, LLC          NA 100.00%                Intermediate Subsidiary
     4   ExTex LaPorte Limited Partnership *             NA 99.00%  Peaker LG - LP Exempt Wholesale Generator
                                                         NA 1.00% Peaker DG - GP
     3   ExTex Marketing, LLC                            NA 100.00%                Rule 58
     4   ExTex Power, LP                                 NA 99.00%  ExTex          Rule 58
                                                                    Marketing, LLC- LP
                                                         NA 1.00% Generation - GP
     3   Exelon AOG Holding # 1, Inc.                       100.00%                Intermediate Subsidiary
     3   Exelon AOG Holding # 2, Inc.                       100.00%                Intermediate Subsidiary
     4   Exelon New England Power Marketing, LP          NA 99.00%  AOG # 2 - LP   Rule 58
                                                         NA 1.00% AOG # 1 - GP
     3   Exelon New England Holdings, LLC                NA 100.00%                Intermediate Subsidiary
     4   Exelon New England Power Services, Inc.            100.00%                Rule 58
     4   Exelon New England Development, LLC             NA 100.00%                Development Company
     4   Exelon Wyman, LLC                               NA 100.00%                Exempt Wholesale Generator
     4   Exelon Edgar, LLC                               NA 100.00%                Exempt Wholesale Generator
     4   Exelon Framingham, LLC                          NA 100.00%                Exempt Wholesale Generator
     4   Exelon Framingham Development, LLC              NA 100.00%                Development Company
     4   Exelon West Medway, LLC                         NA 100.00%                Exempt Wholesale Generator
     4   Exelon West Medway Expansion, LLC *             NA 100.00%                Development Company
     4   Exelon West Medway Development, LLC             NA 100.00%                Development Company
     4   Exelon Boston Services, LLC                     NA 100.00%                Rule 58
     4   Exelon New Boston, LLC                          NA 100.00%                Exempt Wholesale Generator
     4   Exelon Hamilton, LLC                            NA 100.00%                Rule 58
     4   Boston Generating, LLC                          NA 100.00%                Intermediate Subsidiary
     5   Mystic 1, LLC                                   NA 100.00%                Exempt Wholesale Generator
     5   Mystic Development, LLC                         NA 100.00%                Exempt Wholesale Generator
     5   Fore River Development, LLC                     NA 100.00%                Exempt Wholesale Generator
     3   Exelon PowerLabs, LLC                           NA 100.00%                Rule 58 (vii)
     3   Exelon Generation Consolidation, LLC            NA 100.00%                Intermediate Subsidiary
     4   Braidwood 1 NQF, LLC                            NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Braidwood 2 NQF, LLC                            NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Byron 1 NQF, LLC                                NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Byron 2 NQF, LLC                                NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Dresden 1 NQF, LLC                              NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Dresden 2 NQF, LLC                              NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Dresden 3 NQF, LLC                              NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.




                                       13

     4   LaSalle 1 NQF, LLC                              NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   LaSalle 2 NQF, LLC                              NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Limerick 1 NQF, LLC                             NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Limerick 2 NQF, LLC                             NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   PeachBottom 1 NQF, LLC                          NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   PeachBottom 2 NQF, LLC                          NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   PeachBottom 3 NQF, LLC                          NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Quad Cities 1 NQF, LLC                          NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Quad Cities 2 NQF, LLC                          NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Salem 1 NQF, LLC                                NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Salem 2 NQF, LLC                                NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Zion 1 NQF, LLC                                 NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     4   Zion 2 NQF, LLC                                 NA 100.00%                Successor to trusts approved in
                                                                                   the merger order.
     3   Exelon Energy Company                          100 100.00%                Rule 58
     4   AllEnergy Gas & Electric Marketing              NA 100.00%                Rule 58
         Company, LLC
     5   Texas Ohio Gas, Inc.                           100 100.00%                Rule 58
     2   Exelon Enterprises Company, LLC                 NA 100.00%                Non-Utility Holding Company
                                                                                   Second Tier
     3   Exelon Enterprises Management, Inc.                100.00%                Approved in Merger Order
                                                                                   (investments in Rule 58 and
                                                                                   Telecommunications)
     4   CIC Global, LLC                                 NA 50.00%                 ETC
     4   UniGrid Energy, LLC*                            NA 50.00%                 ETC - Inactive
     4   Phoenix Foods, LLC                                  5.00%                 ETC
     4   ECPH, LLC                                       NA 100.00%                Hold ETC investments
     4   Exelon Capital Partners, Inc.                  100 100.00%                Approved in Merger Order
                                                                                   (investments in Rule 58 and
                                                                                   Telecommunications)
     5   Automated Power Exchange                            5.80%                 ETC
     5   Clean Air Partners, Inc.                           14.30%                 ETC
     5   Soft Switching Technologies, Inc.                   4.20%                 ETC
     5   Nxt Phase Corporation                               6.10%                 ETC
     5   ECP Telecommunications Holdings, LLC            NA 100.00%                Holds ETCs
     6   Energy Trading Company                             100.00%                ETC
     7   Entrade, Inc.                                       < 10%                 ETC
     7   WorldWide Web Network Corp                          < 10%                 ETC
     6   Enerwise Global Technologies, Inc.                 16.30%                 ETC
     6   Everest Broadband Networks                         15.50%                 ETC
     6   Exotrope, Inc.                                      < 10%                 ETC
     6   Media Station, Inc.                                 2.48%                 ETC
     6   NEON Communications, Inc.                          10.01%                 Approved in Merger Order
                                                                                   (Investment)



                                       14

     6   SoftComp, Inc (PermitsNow)                         15.51%                 Inactive
     6   Planalytics, Inc.                                   9.60%                 ECP
     6   Pantellos Corporation                               3.80%                 ETC
     6   SmartSynch                                         10.50%                 ETC
     6   VITTS Network Group, Inc.                          20.26%                 ETC
     6   OmniChoice.com, Inc.                               30.10%                 ETC

     5   Exelon Enterprises Investments, Inc.               100.00%                Approved in Merger Order
                                                                                   (investments in Rule 58 and
                                                                                   telecommunications)

     6   Kinetic Venture Fund I, LLC                        22.22%                 Merger U-1 Amendment # 5
                                                                                   (Reserved Jurisdiction)

     6   Kinetic Venture Fund II, LLC                       14.30%                 Merger U-1 Amendment # 5
                                                                                   (Reserved Jurisdiction)
     6   Enertech Capital Partners II                        6.10%                 ETC

     6   UTECH Climate Challenge Fund, L.P.                 24.30%                 Approved in Merger Order
                                                                                   (energy related  - venture
                                                                                   capital Rule 58)

     6   EEI Telecommunications Holdings, LLC            NA 100.00%                ETC
     7   Exelon Communications Holdings, LLC             NA 100.00%                ETC
     8   PHT Holdings, LLC                               NA 100.00%                Held by ETC
     9     PECO Hyperion Telecommunications              NA 49.00%  PHT Holdings,  Held by ETC LLC
                                                         NA  1.00%  PECO
     8   Exelon Communications Company, LLC              NA 100.00%                Held by ETC
     3   F & M Holdings Company, LLC                     NA 100.00%                Rule 58
     4   Oldco VSI, Inc.                                100 100.00%                Rule 58
     5   EGW Meter Services, LLC *                       NA 100.00%                Rule 58
     4   II Services, Inc.                                  100.00%                Rule 58
     5   EIS Engineering, Inc.                              100.00%                Rule 58
     6   InfraSource Field Services LLC *                NA 100.00%                Rule 58
     4   NEWCOSY, Inc.                                    1 100.00%                Rule 58
     4   Fischbach and Moore Electric, Inc.               1 100.00%                Rule 58
     4   NEWCOTRA, Inc.*                                  1 100.00%                Rule 58
     5   Fischbach and Moore, Inc.                        1 100.00%                Rule 58
     6   Fischbach and Moore Electrical                   1 100.00%                Rule 58
         Contracting, Inc.*
     6   T.H. Green Electric Co., Inc.*                   1 100.00%                Rule 58
     5   Rand-Bright Corporation                          1 100.00%                Rule 58
         OSP Servicios S.A. de C.V.*                        100.00%                Rule 58
     5   Universal Network Development, Corp.*              49.00%                 Rule 58
     4   EIS Investments, LLC*                           NA 100.00%                Rule 58
     5   WCB Services, LLC *                             NA 49.00%                 Rule 58
     3   Exelon Services, Inc.                              100.00%                Rule 58
     4   Exelon Services Federal Group, Inc.                100.00%                Rule 58
     3   Unicom Power Holdings, LLC                      NA 100.00%                Rule 58
     3   Unicom Power Marketing, Inc.                   100 100.00%                Rule 58
     3   Adwin Equipment Company                            100.00%                Rule 58
     3   Exelon Thermal Holdings, Inc.                  100 100.00%                Rule 58
     4   ETT North America, Inc.                         10 100.00%                Rule 58
     5   Northwind Thermal Technologies Canada,          10 100.00%                Merger Order Reserved
         Inc.                                                                      Jurisdiction;  Investment  U-1 in Docket
                                                                                   70-9691  (Rule 58 operating
                                                                                   outside the U.S.)
     6   ETT Canada, Inc.                                10 100.00%                Merger Order Reserved
                                                                                   Jurisdiction ; Investment U-1
                                                                                   in Docket 70-9691 (Rule 58
                                                                                   operating outside the U.S.)
     7   Northwind Windsor                               NA 50.00%                 Merger Order Reserved
                                                                                   Jurisdiction ; Investment U-1
                                                                                   in Docket 70-9691 (Rule 58
                                                                                   operating outside the U.S.)
     4   ETT Nevada, Inc.                               100 100.00%                Rule 58
     5   Northwind Aladdin, LLC *                        NA 75.00%                 Rule 58
     4   Exelon Thermal Development, Inc.               100 100.00%                Rule 58
     4   ETT Boston, Inc.                               100 100.00%                Rule 58
     4   Northwind Boston, LLC                           NA 25.00%                 Rule 58
     4   ETT Houston, Inc.                              100 100.00%                Rule 58
     4   Thermal Chicago Corporation*                   100 100.00%                Rule 58




                                       15

     5   Northwind Chicago, LLC                        100% 100.00%                Rule 58
                                                     Member
                                                   Interest
     5   Exelon Thermal Technologies, Inc.              100 100.00%                Rule 58
     5   ETT National Power Inc.                        100 100.00%                Rule 58
     6   Northwind Midway, LLC*                        100% 100.00%                Rule 58
                                                     Member
                                                   Interest
     1   Exelon Energy Delivery Company, LLC             NA 100.00%                Intermediate public utility
                                                                                   holding company
     2   PECO Energy
         Company                                170,478,507 100.00%                Electric and Gas Utility Company
     3   East Coast Natural Gas Cooperative, LLP         NA 41.12%                 Rule 58
     3   Horizon Energy Company*                      1,000 100.00%                Inactive
     3   Adwin Realty Company                         1,000 100.00%                Merger Order Reserved
                                                                                   Jurisdiction (Real Estate) (2)
     4   Ambassador II Joint Venture *                   NA 50.00%                 Merger Order Reserved
                                                                                   Jurisdiction (Real Estate) (2)
     4   Bradford Associates *                           NA 50.00%                 Merger Order Reserved
                                                                                   Jurisdiction (Real Estate) (2)
     4   Franklin Town Towers Associates *               50 50.00%                 Merger Order Reserved
                                                                                   Jurisdiction (Real Estate) (2)
     4   Henderson Ambassador Associates *               NA 50.00%                 Merger Order Reserved
                                                                                   Jurisdiction (Real Estate) (2)
     3   PECO Energy Transition Trust                    NA 100.00%                Approved in Merger Order
                                                                                   (Financing)
     3   PECO Energy Capital Corp.                    1,000 100.00%                Approved in Merger Order
                                                                                   (Financing)
     4   PECO Energy Capital Trust III                   NA 100.00%                Approved in Merger Order
                                                                                   (Financing)
     4   PECO Energy Capital, LP                         NA  3.00%                 Approved in Merger Order
                                                                                   (Financing)
     3   PECO Energy Capital Trust IV                    NA 100.00%                Financing
     3   PECO Energy Capital Trust V*                    NA 100.00%                Financing
     3   PECO Energy Capital Trust VI*                   NA 100.00%                Financing
     3   ExTel Corporation, LLC                          NA 100.00%                Intermediate Subsidiary
     4   PECO Wireless, LP                               NA 99.00%  PECO           Intermediate Subsidiary
                                                             1.00% ExTel
     5   ATNP Finance Company                           100 100.00%                Approved in Merger Order
                                                                                   (Financing)
     5   PEC Financial Services, LLC                     NA 100.00%                Approved in Merger Order
                                                                                   (Financing)
     3   Adwin (Schuylkill) Cogeneration, Inc. *            50.00%                 ERC
     2   Commonwealth Edison                    127,002,904 99.90%                 Public Utility Holding Company,
         Company                                                                   Second Tier; Electric Utility
                                                                                   Company
     3   Commonwealth Edison Company of             908,084 100.00%                Electric Utility Company
         Indiana, Inc.
     3   ComEd Financing I *                             NA 100.00%                Approved in Merger Order
                                                                                   (Financing)
     3   ComEd Financing II *                            NA 100.00%                Approved in Merger Order
                                                                                   (Financing)
     3   ComEd Financing III                             NA 100.00%                Financing
     3   ComEd Funding, LLC                              NA 100.00%                Approved in Merger Order
                                                                                   (Financing)
     4   ComEd Transitional Funding Trust                NA 100.00%                Approved in Merger Order
                                                                                   (Financing)
     3   Commonwealth Research Corporation*             200 100.00%                Rule 58
     3   Edison Development Company                     741 100.00%                Approved in Merger Order
                                                                                   (economic and community
                                                                                   development)




                                       16

     3   Edison Development Canada Inc.              15,158 100.00%                Merger Order reserved
                                                                                   jurisdiction; Investment U-1 in
                                                                                   Docket 70-9691 (economic and
                                                                                   community development)
     4   Edison Finance Partnership                      NA 100.00%                Merger Order reserved
                                                                                   jurisdiction; Investment U-1 in
                                                                                   Docket 70-9691 (Financing)
        3Chicago Equity Fund                               <10%
        3Dearborn Park Corporation                         <10%
        3I.L.P. Fund C/O Chicago Capital Fund              <10%

28. All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter:

         See Appendix B.





         S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 28, 2004

                                                        EXELON CORPORATION

                                                  By: /s/ Matthew F. Hilzinger
                                                  ----------------------------
                                                  Vice President and
                                                  Corporate Controller

                                    Exhibit A
                                    ---------

                            Glossary of Defined Terms
                            -------------------------

AmerGen                    AmerGen Energy Company, LLC
AOG # 1                    Exelon AOG Holding # 1, Inc.
AOG # 2                    Exelon AOG Holding # 2, Inc.
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
EBSC                       Exelon Business Services Company
Exelon                     Exelon Corporation
Enterprises                Exelon Enterprises Company, LLC
ETCs                       Exempt telecommunications companies
EWGs                       Exempt wholesale generators
ExTel                      ExTel Corporation, LLC
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Fossil Holdings            Exelon (Fossil) Holdings, Inc.
Generation                 Exelon Generation Company, LLC
GP                         General partner
LP                         Limited Partner
NEDI                       National Energy Development, Inc.
Peaker DG                  Exelon Peaker Development General, LLC
Peaker DL                  Exelon Peaker Development Limited, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust
Sithe                      Sithe Energies, Inc.
ENEH                       Exelon New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company
Spruce, GP                 Spruce Holdings GP 2000, LLC
Spruce, LP                 Spruce Holdings LP 2000, LLC
Ventures                   Exelon Ventures Company, LLC

                               Exhibit B - Item 16
                               -------------------
A.
--
EBSC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $133.5 million.

4.   Rate of interest per annum of each security: Commercial paper, market rate.

5.   Date of issue, renewal or guaranty of each security: First quarter 2004

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon

9.   Collateral given with each security: None

10.  Consideration given for each security: Cash

11. Application of proceeds for each security: The proceeds from the revolving credit loan are used to provide operating funds

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:

         a.       the  provisions  contained in the first  sentence of section 6
                  (b): [ ]
         b.       the provisions contained in the fourth sentence 6 (b): [ ]
         c.       the provisions in any rule of the  Commission  other than Rule
                  U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b)

B.
--
Exelon Energy Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


1.   Type of securities (draft, promissory note): Revolving credit loan

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $75 million.

4.   Rate of interest per annum of each security: One month LIBOR plus .625%

5.   Date of issue, renewal or guaranty of each security: First quarter 2004

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Generation Finance Company, LLC

9.   Collateral given with each security: None

10.  Consideration given for each security: Cash

11. Application of proceeds for each security: The proceeds from the revolving credit loan are used to provide operating funds

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
         a.       the  provisions  contained in the first  sentence of section 6
                  (b): [ ]
         b.       the provisions contained in the fourth sentence 6 (b): [ ]
         c.       the provisions in any rule of the  Commission  other than Rule
                  U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b)

C.
--
Enterprises has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $20 million.

4.   Rate of interest per annum of each security: Variable

5.   Date of issue, renewal or guaranty of each security: First quarter 2004

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     EEI Telecommunications Holdings, LLC

9.   Collateral given with each security: None

10.  Consideration given for each security: Cash

11. Application of proceeds for each security: The proceeds from the revolving credit loan are used to provide operating funds

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
         a.       the  provisions  contained in the first  sentence of section 6
                  (b): [ ]
         b.       the provisions contained in the fourth sentence 6 (b): [ ]
         c.       the provisions in any rule of the  Commission  other than Rule
                  U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b)

D.
--

Exelon PowerLabs, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $500,000

4.   Rate of interest per annum of each security: One month LIBOR plus .625%

5.   Date of issue, renewal or guaranty of each security: First quarter 2004

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Generation Finance Company, LLC

9.   Collateral given with each security: None

10.  Consideration given for each security: Cash

11. Application of proceeds for each security: The proceeds from the revolving credit loan are used to provide operating funds

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
         a.       the  provisions  contained in the first  sentence of section 6
                  (b): [ ]
         b.       the provisions contained in the fourth sentence 6 (b): [ ]
         c.       the provisions in any rule of the  Commission  other than Rule
                  U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b)

E.
--

Exelon Enterprises Management, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $350,000

4.   Rate of interest per annum of each security: One month LIBOR plus .625%

5.   Date of issue, renewal or guaranty of each security: First quarter 2004

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Enterprises

9.   Collateral given with each security: None

10.  Consideration given for each security: Cash

11. Application of proceeds for each security: The proceeds from the revolving credit loan are used to provide operating funds

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:

         a.       the  provisions  contained in the first  sentence of section 6
                  (b): [ ]
         b.       the provisions contained in the fourth sentence 6 (b): [ ]
         c.       the provisions in any rule of the  Commission  other than Rule
                  U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b)

F.
--

F&M Holdings Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $7.875 million.

4.   Rate of interest per annum of each security: Variable

5.   Date of issue, renewal or guaranty of each security: First quarter 2004

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Enterprises

9.   Collateral given with each security: None

10.  Consideration given for each security: Cash

11. Application of proceeds for each security: The proceeds from the revolving credit loan are used to provide operating funds

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:

         a.       the  provisions  contained in the first  sentence of section 6
                  (b): [ ]
         b.       the provisions contained in the fourth sentence 6 (b): [ ]
         c.       the provisions in any rule of the  Commission  other than Rule
                  U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b)

 G.
--
II Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $320 thousand

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points

5.   Date of issue, renewal or guaranty of each security: First quarter 2004

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     F&M Holdings, Company, LLC

9.   Collateral given with each security: None

10.  Consideration given for each security: Cash

11. Application of proceeds for each security: The proceeds from the revolving credit loan are used to provide operating funds

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:

         a.       the  provisions  contained in the first  sentence of section 6
                  (b): [ ]
         b.       the provisions contained in the fourth sentence 6 (b): [ ]
         c.       the provisions in any rule of the  Commission  other than Rule
                  U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b)